January 10, 2014

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Pendrell Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 8, 2013
File No. 001-33008

Dear Mr. Krikorian:

This letter is submitted on behalf of Pendrell Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), as set forth in your letter to the Company dated December 11, 2013 (the “Comment Letter”). For reference purposes, the text of the comments contained in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Risk Factors

Rights of minority shareholder may limit future value, page 8

1.	Please identify and describe, with a view toward future disclosure, the provisions in the governing documents for ContentGuard that you reference on page 8 that require unanimous consent of ContentGuard’s shareholders and may limit your ability to capitalize on business opportunities. Also, tell us what consideration you have given to filing the governing documents for ContentGuard as exhibits to your filing.

Company Response: The Company respectfully advises the Staff that the stockholder consents referenced on page 8 of the Form 10-K arise from a stockholder voting agreement (the “Voting Agreement”) with Time Warner ContentGuard Holdings Inc. (“Time Warner”), which holds

9.9% of the outstanding common stock of the Company’s 90.1%-owned subsidiary, ContentGuard Holdings Inc. (“ContentGuard”). The Voting Agreement requires the prior written consent of both shareholders before ContentGuard commits its patents to a standards body or patent pool, grants any license that facilitates copyright theft, undertakes certain litigation, or sells or transfers any material patents free of these three restrictions.

In the two plus years that the Voting Agreement has been in place, each of the Company and Time Warner has approved every proposed ContentGuard action that was subject to the consent provision. The risk factor on page 8 recognizes that circumstances with Time Warner could change or that similar agreements with other strategic partners could impact the Company’s business in the future.

Nonetheless, in light of the Staff’s comment, the Company proposes to expand the referenced risk factor in its future filings substantially as follows:

Rights of minority shareholders or strategic partners may restrict our business operations.

We may enter into investments or arrangements that impose restrictions on aspects of our business operations, which could adversely affect our financial condition or results of operations. For example, our 90.1%-owned subsidiary ContentGuard cannot pursue certain actions without the consent of all of its shareholders. These actions include committing its patents to a standards body or patent pool, granting any license that facilitates copyright theft, or undertaking certain litigation. Historically, this shareholder consent requirement has not adversely impacted our business, but circumstances could change. In addition, we may enter into investments or arrangements in the future that involve more restrictive governance or contractual provisions. If our interests and the interests of strategic partners in such investments or arrangements diverge, it is possible that we may be unable to capitalize on business opportunities or be prevented from realizing favorable returns on investments.

The Company does not believe that filing the Voting Agreement as an exhibit is required under Item 601 of Regulation S-K. The Company’s business is to create, acquire and commercialize intellectual property (“IP”). The Company believes agreements such as the Voting Agreement ordinarily accompany the business it conducts. The Company does not substantially depend on the Voting Agreement under Item 601(b)(10)(ii)(B) of Regulation S-K.

The Voting Agreement does not include any continuing commitments or obligations by the Company to sell or license products to anyone, to purchase products or services from anyone, to make any payments to anyone, or provide any goods or services to anyone. The Agreement does not otherwise fall into any categories of required exhibits under Item 601 of Regulation S-K, and the Company also does not believe that the Voting Agreement is otherwise material to investors. Accordingly, the Company has determined that filing the Voting Agreement as an exhibit is not required under Item 601 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.	Please tell us what consideration you have given to disclosing the duration of the patents that you hold and the percentage of the patents from which you generate revenue. Given the significance of the patents to your business operations and the likely impact of any expiration of those patents, it appears that your ability to continue deriving licensing revenues from your patents is a known, material uncertainty that is required to be disclosed by Items 303(a)(3) and 101(c)(1)(iv) of Regulation S-K. To the extent that you derive revenues from a limited number of patents or a limited number of licensees as your risk factor on page 5 suggests, you should include a discussion of your reliance on these licensees and/or patents.

Company Response: The Company respectfully advises the Staff that the Company regularly buys and sells patents, and currently holds more than 1,600 issued U.S. and foreign patents, covering digital rights management, wireless handset and infrastructure technologies, e-commerce, mobile applications, video delivery, security, memory and other technologies. The Company’s existing patents expire between 2014 and 2035, with an average life of ten years. In addition, the Company presently has more than 200 patent applications pending. As demonstrated by its March 2013 acquisition of 125 memory and storage related patents and patent applications from Nokia Corporation, the Company continues to acquire additional patents which may have differing expiration dates. Although certain of the Company’s patents may have more value to potential licensees than others, licensees typically request licenses to the Company’s entire patent portfolio or large segments of the portfolio related to a particular product or technology, in exchange for a lump sum payment (as opposed to ongoing royalties over the term of the license). Accordingly, the Company does not believe that disclosing the duration of its numerous patents, or the large percentage of its patents that generate revenues, would be material or useful to investors. It might also place undue prominence on particular patents, which could confuse investors in light of the typical requests from licensees for licenses to all or large portions of the Company’s patents. In this regard, the Company observes that registrants in similar businesses do not typically provide details regarding patent expiration dates or the percentage of patents from which revenue is generated. If the Company strays from industry norms and provides such information, it could confuse investors or cause them to draw undue inferences about the importance of this information to the Company relative to the industry.

The Company derives revenues from a limited number of licensees and those licensees typically make up-front lump sum payments for multi-year licenses to all or large portions of the Company’s patents. Accordingly, the Company’s licensing revenue from year to year is typically derived from new licensees. It would be unusual for the Company to generate revenue in consecutive years from the same licensee. In this regard, the Company respectfully refers the Staff to the Company’s revenue recognition disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, which indicates that the Company’s patent licensing agreements typically provide for an upfront license fee representing all or a majority of the licensing revenues it will receive, and that contractual terms of its patent license agreements, and the unpredictable nature and frequency of licensing transactions, may cause the Company’s revenues to fluctuate substantially from period to period.

Additionally, the expiration of a patent does not eliminate its potential for revenue generation. Even after expiration, parties that knowingly infringed the patent prior to expiration remain liable for damages arising from the infringement. Moreover, new products that rely on the Company’s patents are continually entering the market, thereby creating new potential revenue sources. Accordingly, the Company does not believe that the expiration of its current patents is a known material uncertainty required to be disclosed pursuant to Items 303(a)(3) and 101(c)(1)(iv) of Regulation S-K.

Results of Operations, page 19

3.	Please tell us what consideration you have given to discussing the source of your revenue from your IP business which you entered into in June 2011. In this regard, it is unclear how much revenue and how much of the revenue increase in fiscal year 2012 was attributable to the company’s IP licensing activities compared to the IP consulting services.

Company Response: In June 2011, the Company entered the IP business through the acquisition of Ovidian Group (“Ovidian”), an IP advisory and consulting firm. In October 2011, the Company acquired 90.1% of ContentGuard, an inventor and developer of digital rights management patents and content distribution technologies. In 2012, the Company expanded its patent holdings through the acquisition of additional patent portfolios covering wireless handset and infrastructure technologies, e-commerce, mobile applications, video delivery, security and other technologies. In 2013, the Company further expanded its patents holdings by acquiring a portfolio of memory and storage related patents and patent applications from Nokia Corporation.

Through the acquisitions that followed the acquisition of Ovidian, the Company significantly expanded its IP monetization activities well beyond consulting to include licensing and patent sales. As the Company’s IP monetization activities broadened, the IP consulting team increasingly contributed directly to IP monetization efforts. The Company expects the consulting team to continue to principally support the full breadth of its IP monetization efforts. The Company further anticipates revenue opportunities with clients, licensees, and other third parties across the full spectrum of its IP monetization activities. For example, a third party relationship could include consulting and licensing activities, or the acquisition of a patent portfolio can lead to licensing, consulting and patent sales revenue. As a result, the Company regards its IP monetization activities as integrated and not separate revenue streams. Accordingly, the Company does not believe a separate discussion of the various IP monetization activities that generate revenue would aid the reader in looking at the Company through the eyes of management, assist the reader in understanding the Company’s financial statements, or provide material information to investors.

Notes to Consolidated Financial Statements

Note 4. Asset Acquisitions and Divestitures, page 37

4.	We note that you have divested your satellite business. Explain what consideration you gave to presenting the divested business as discontinued operations in your financial statements. Provide us with your full evaluation of whether the conditions in ASC 205-20-45-1 were met for the disposed component.

Company Response: Although established in 2000 as a development stage mobile satellite service (“MSS”) operator, the Company never commenced commercial operations as an MSS operator, never generated revenue from MSS operations and presented its financial statements as a development stage entity pursuant to Accounting Standards Codification Topic 205-915 Development Stage Entities. Due to disagreements with the manufacturer and launch manager of its medium earth orbit (“MEO”) satellite system, the Company ceased all efforts to develop its MEO satellites in 2004, when the Company’s only focus relative to these assets was whether it could develop a strategy for commercializing or disposing of them. In addition, in 2004 the Company wrote off the remaining net book value of its satellite related assets.

As the Company had stopped developing its MEO satellites, resulting in no operations or cash flows from operations, the Company did not consider its satellite communications development efforts to meet the definition of a component of an operating entity as operations had never commenced from such development efforts. Accordingly, the Company believes it did not meet the requirements of Accounting Standards Codification Topic 205-20-45-1 for reporting the divesture of its satellite communications development efforts as discontinued operations. Instead, the Company treated the divesture of its satellite assets as a gain on disposal of non-operating assets reflected below its loss from operations and treated the liquidation of its satellite-related subsidiaries as a gain on deconsolidation also reported below its loss from operations.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please contact me at (425) 278-7100 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4824 if you have any questions about the Form 10-K or this letter.

Sincerely,

/s/ Benjamin G. Wolff
Benjamin G. Wolff
Chief Executive Officer and President
Pendrell Corporation

cc:	Melissa Walsh (SEC)
Ivan Griswold (SEC)
Jan Woo (SEC)
Robert S. Jaffe (Pendrell Corporation)
Michael Hutchings (DLA Piper)
Donald Heisler (Deloitte & Touche LLP)